UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BERRY CORPORATION (BRY)
(Name of Issuer)

Common Stock, $0.001 Par value per share
(Title of Class of Securities)

08579X101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 08579X101

(1) Names of Reporting Persons.
Benefit Street Partners L.L.C.
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	2,331,785*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	2,331,785*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,331,785*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11) Percent of Class Represented by Amount in Row (9)	3.04%*
(12) Type of Reporting Person (See Instructions) IA

* Beneficial ownership percentage is based upon 76,767,503 shares of common stock, $0.001 par value per share (“Common Stock”), of Berry Corporation (bry), a Delaware corporation (the “Company”), issued and outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022. The shares of Common Stock of the Company reported herein are held by Providence Debt Fund III L.P. (as to 1,252,410 shares), Providence Debt Fund III Master (Non-US) L.P. (as to 666,955 shares), and Landmark Wall SMA L.P. (as to 412,420 shares) (collectively, the “BSP Funds”). Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to each of the BSP Funds. Thomas J. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP’s sole managing member. As of December 31, 2022, the BSP Funds collectively held 2,331,785 shares of Common Stock of the Company. As a result, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 2,331,785 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 3.04% of the shares of Common Stock of the Company deemed issued and outstanding as of December 31, 2022. Pursuant to a stockholders agreement between the Company and certain holders party thereto, BSP has the right to designate a director to the Company’s board of directors. Brent S. Buckley currently serves as BSP’s designee.

CUSIP NO. 08579X101

(1) Names of Reporting Persons.
Thomas J. Gahan
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	2,331,785*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	2,331,785*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,331,785*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11) Percent of Class Represented by Amount in Row (9)	3.04%*
(12) Type of Reporting Person (See Instructions) IN

* Beneficial ownership percentage is based upon 76,767,503 shares of common stock, $0.001 par value per share (“Common Stock”), of Berry Corporation (bry), a Delaware corporation (the “Company”), issued and outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022. The shares of Common Stock of the Company reported herein are held by Providence Debt Fund III L.P. (as to 1,252,410 shares), Providence Debt Fund III Master (Non-US) L.P. (as to 666,955 shares), and Landmark Wall SMA L.P. (as to 412,420 shares) (collectively, the “BSP Funds”). Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to each of the BSP Funds. Thomas J. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP’s sole managing member. As of December 31, 2022, the BSP Funds collectively held 2,331,785 shares of Common Stock of the Company. As a result, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 2,331,785 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 3.04% of the shares of Common Stock of the Company deemed issued and outstanding as of December 31, 2022. Pursuant to a stockholders agreement between the Company and certain holders party thereto, BSP has the right to designate a director to the Company’s board of directors. Brent S. Buckley currently serves as BSP’s designee.

Item 1(a). Name Of Issuer

Berry Corporation (bry) (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices

16000 N. Dallas Parkway, Suite 500, Dallas, Texas 75248

Item 2(a). Name of Person Filing

This Schedule 13G is filed by Benefit Street Partners L.L.C. (“BSP”) and Thomas J. Gahan. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The shares of common stock, $0.001 par value per share (“Common Stock”) of the Company reported herein are held by Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-US) L.P., and Landmark Wall SMA L.P. (collectively, the “BSP Funds”). BSP is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to each of the BSP Funds. Mr. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP’s sole managing member.

As a result, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the shares of Common Stock held by the BSP Funds. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b). Address of Principal Business Office or, if None, Residence

The principal business address of BSP and Mr. Gahan is c/o Benefit Street Partners L.L.C., 9 West 57th Street, Suite 4920, New York, NY 10019.

Item 2(c). Citizenship

BSP is a limited liability company organized under the laws of the State of Delaware. Mr. Gahan is a citizen of the United States.

Item 2(d). Title of Class of Securities

Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e). CUSIP No.

08579X101

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”) (15 U.S.C. 80a-8);

☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4. Ownership

The information set forth in Rows 5 through 9 and 11 of each of the cover pages of this Schedule 13G is incorporated herein by reference.

BSP may be deemed to beneficially own in the aggregate 2,331,785 shares of Common Stock, representing approximately 3.04% of the total 76,767,503 shares of Common Stock stated to be outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

Mr. Gahan may be deemed to beneficially own in the aggregate 2,331,785 shares of Common Stock, representing approximately 3.04% of the total 76,767,503 shares of Common Stock stated to be outstanding as of October 31, 2022 in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The information set forth in Item 4 of this Schedule 13G is incorporated herein by reference.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Signatory

/s/ Thomas J. Gahan
Name:	Thomas J. Gahan

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
1. Joint Filing Agreement, dated as of January 30, 2019, by and between Benefit Street Partners L.L.C. and Thomas J. Gahan (incorporated by reference to Exhibit 99 to the Schedule 13G filed with the Securities and Exchange Commission on January 30, 2019).